FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on July 12, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 14, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release
Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 12, 2004
URL: http://www.komatsu.com/

Komatsu to Merge Its Consolidated Subsidiary

At the Board of Directors’ meeting held on July 12, 2004, the Board of Komatsu Ltd. made a resolution to merge Komatsu Building Co., Ltd, a wholly owned subsidiary of the Company, to be effective on October 1, 2004. Pursuant to the simple merger method set forth in Article 413-3-1 of the Commercial Code, the merger will be completed without having to obtain approval for the merger agreement at a general shareholders’ meeting of the Company.

The details of the merger are described below.

1.	Purpose of the Merger

Komatsu Building Co., Ltd., the predecessor, has engaged in leasing and management of real estate, including the Komatsu Building. As Komatsu Building has downsized the scale of business by selling its real estate, the company has decided a merger with Komatsu Ltd. in order to facilitate concentration and efficiency of management resources of the Komatsu Group.

2.	Summary of the Merger

1) Schedule:

July 12, 2004:	The merger agreement approved by the Board of Directors of Komatsu Ltd.

July 12, 2004:	Signing of the merger agreement

July 27, 2004:	General shareholders’ meeting of Komatsu Building Co., Ltd. to approve the merger agreement

October 1, 2004:	Merger date (planned)

October 1, 2004:	Merger registration (planned)

2) Merger procedure:	Komatsu Ltd. will complete the merger through an absorption and merger, with Komatsu Ltd. being the surviving company. Komatsu Building Co., Ltd. will be dissolved upon completion of the merger.

3) Merger ratio:	The merger is a merger with a wholly owned subsidiary, and Komatsu Ltd. will not issue new shares for the merger.

4) Amount of money delivered due to the merger:

No money will be delivered due to the merger.

3.	Outline of the Companies Concerned

Komatsu Ltd. (Merger company)

1) Name:	Komatsu Ltd.

2) Main Lines of Business:	Manufacture and sales of construction equipment, industrial machinery and other various machinery and equipment

3) Date Established:	May 13, 1921.

4) Address of Head Office:	2-3-6, Akasaka, Minato-ku, Tokyo 107-8414, Japan

5) Representative:	Masahiro Sakane, President and Chief Executive Officer

6) Capital:	¥70,120 million

7) Total Number of Shares
Issued and Outstanding:	998,744 thousand shares

8) Shareholders’ Equity:	¥462,185 million

9) Total Assets:	¥755,988 million

10) Fiscal Year-End:	March 31

11) Number of Employees:	5,520

12) Main Customers:	Manufacturing and sales subsidiaries and affiliates worldwide

13) Major Shareholders and Their Equity Participation (As of March 31, 2004):

Japan Trustee Services Bank, Ltd. (Trust Account):	7.1%

State Street Bank and Trust Company:	6.5%

Taiyo Life Insurance Company:	5.7%

The Master Trust Bank of Japan, Ltd. (Trust Account):	5.1%

Nippon Life Insurance Company:	3.5%

14) Main Banks:	Sumitomo Mitsui Banking Corporation

Mizuho Corporate Bank, Ltd.

The Bank of Tokyo-Mitsubishi, Ltd.

15) Relationship:

Equity:	The Company owns 100% shares issued and outstanding of the predecessor company.

Personnel:	Executives and employees of the Company double or are on loan to the predecessor company serving as its executives or employees.

Transaction:	Komatsu Ltd. rents buildings from the predecessor company.

2

Komatsu Building Co., Ltd. (Predecessor company)

1) Name:	Komatsu Building Co., Ltd.

2) Main Lines of Business:	Lease of real estate

3) Date Established:	March 14, 1964.

4) Address of Head Office:	2-3-6, Akasaka, Minato-ku, Tokyo 107-8414, Japan

5) Representative:	Toshitaka Hagiwara, President

6) Capital:	¥30 million

7) Total Number of Shares
Issued and Outstanding:	60 thousand shares

8) Shareholders’ Equity:	¥2,815 million

9) Total Assets:	¥10,098 million

10) Fiscal Year-End:	March 31

11) Number of Employees:	7

12) Main Customers:	Komatsu Ltd. and its subsidiaries

13) Major Shareholder and Its Equity Participation (As of March 31, 2004): Komatsu Ltd.: 100%

14) Main Bank:	Resona Bank, Limited.

4.	Business Results for the Three Most Recent Fiscal Years

Komatsu Ltd. (Merger company)

Millions of yen (except per share amounts)

	Fiscal Year ended March 31, 2002	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004
Net sales	382,908	376,912	418,686
Operating profit	8,708	11,259	20,931
Ordinary profit	3,794	12,634	19,942
Net income (loss)	(41,828)	3,486	10,588
Net income (loss) per share	(43.81)	3.50	10.50
Cash dividends per share	6.00	6.00	7.00
Shareholders’ equity per share	438.83	447.61	465.51

3

Komatsu Building Co., Ltd. (Predecessor company)

Millions of yen (except per share amounts)

	Fiscal Year ended March 31, 2002	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004
Net sales	2,731	2,554	2,356
Operating profit	478	630	571
Ordinary profit	477	634	523
Net income	260	111	203
Net income per share	4,341.43	1,856.60	3,397.27
Cash dividends per share	2,100.00	920.00	20,000.00
Shareholders’ equity per share	43,937.82	44,444.42	46,921.69

5.	Status after the Merger

1) Name:	Komatsu Ltd.

2) Main Lines of Business:	Manufacture and sales of construction equipment, industrial machinery and other various machinery and equipment

3) Address of Head Office:	2-3-6, Akasaka, Minato-ku, Tokyo 107-8414, Japan

4) Representative:	Masahiro Sakane, President and Chief Executive Officer

5) Capital:	¥70,120 million

6) Total Assets:	Minor impact of the merger is expected on the Company’s total assets.

7) Fiscal Year-End:	March 31

8) Impact on Operating Results:	Minor impact of the merger is expected on the Company’s business results for the fiscal year ending March 31, 2005.

(end)

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